UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MIROMATRIX MEDICAL INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

60471P108

(CUSIP Number)

JUNE 23, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 60471P108	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Baxter International Inc. Baxter Healthcare Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,083,333
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,083,333

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 60471P108	SCHEDULE 13G	Page 3 of 5

Item 1.

	(a)	Name of Issuer:
Miromatrix Medical Inc., a Delaware corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:
10399 West 70th Street Eden Prairie, MN 55344

Item 2.	(a)	Name of Person Filing: Baxter International Inc. Baxter Healthcare Corporation

	(b)	Address of Principal Business Office: One Baxter Parkway Deerfield, Illinois 60015

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities:
common stock, par value $0.00001 per share (“Common Stock”)

	(e)	CUSIP Number:
60471P108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on December 31, 2021:

Baxter International Inc., a Delaware limited liability company (“Baxter”), beneficially owned 2,083,333 shares of the Issuer’s Common Stock. The reported securities are owned directly by Baxter Healthcare Corporation, a wholly owned subsidiary of Baxter International Inc.

(b) Percent of Class:

As of the close of business on December 31, 2021, Baxter may be deemed to have beneficially owned 2,083,333 shares or 10.3% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 20,254,645 shares of Common Stock outstanding as of September 30, 2021, as per the Issuer’s Form 10-Q dated November 15, 2021.

CUSIP No. 60471P108	SCHEDULE 13G	Page 4 of 5

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

2,083,333 (See Item 4(b))

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

2,083,333 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP No. 60471P108	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2021

BAXTER INTERNATIONAL INC.

By:	/s/ Ellen K. Bradford
Name: Ellen K. Bradford Title: Senior Vice President & Corporate Secretary

BAXTER HEALTHCARE CORPORATION

By:	/s/ Ellen K. Bradford
Name: Ellen K. Bradford Title: Vice President & Secretary